EXHIBIT (A)(18)










FOR IMMEDIATE RELEASE


CONTACTS:

               Conrail Inc.             Abernathy MacGregor Group
               Craig MacQueen           Joele Frank/Judith Wilkinson
               (215) 209-4594           (212) 371-5999


         CONRAIL ADVISES SHAREHOLDERS TO AWAIT BOARD RESPONSE
            TO NORFOLK SOUTHERN'S REVISED UNSOLICITED OFFER
                       BEFORE TAKING ANY ACTION

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          Philadelphia, PA, (November 8, 1996) -- Conrail Inc.
[NYSE:CRR] today advised shareholders that they need not take any action at this time with respect to the revised unsolicited tender offer announced today by Norfolk Southern Corp. [NYSE: NSC], and that shareholders should await the response of the Conrail Board. Conrail said that, while the Board would promptly review the revised tender offer, its Board had already carefully considered the relative merits of a merger with Norfolk Southern rather than with CSX and the Board had unanimously determined that a merger with CSX was in the best interests of Conrail and its constituencies. Nevertheless, Conrail said that Norfolk Southern's revised unsolicited tender offer would be reviewed and the Conrail Board would advise shareholders of its response.

          Conrail, with corporate headquarters in Philadelphia, PA, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.